February 28, 2019

Deborah Deibert
Chief Financial Officer
Emerge Energy Services LP
5600 Clearfork Main Street, Suite 400
Fort Worth, Texas 76109

       Re: Emerge Energy Services LP
           Form 10-K
           Filed March 1, 2018
           File No. 001-35912

Dear Ms. Deibert:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining